UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTIC E OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-27791

BANNY COSMIC INTERNATIONAL HOLDINGS, INC.
(Exact name of registrant as speciﬁed in its charter)

Flat 1412, 14F, Tower 1, Silvercord, Canton Road

Kowloon, Hong Kong

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

common stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

____________________________________________________________________________

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certiﬁcation or notice date: 219

Pursuant to the requirements of the Securities Exchange Act of 1934 Banny Cosmic International Holdings, Inc. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 3, 2020	By:	/s/ Liu Xenxin
Liu Xenxin
Chairman/CEO